

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 16, 2007

By U.S. mail and facsimile to (612) 331-5304

Mr. Marvin E. Dee
Chief Financial Officer
Hawkins, Inc.
3100 East Hennepin Avenue
Minneapolis, MN 55413

RE: Hawkins, Inc.
Form 10-K for the fiscal year ended April 2, 2006
Filed June 16, 2006

File No. 0-7647

Dear Mr. Dee:

We have reviewed your response letter dated April 5, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

<u>Form 10-K for the year ended April 2, 2006</u>

<u>Litigation Settlement, page 12</u>

1. In future filings please provide a more comprehensive discussion concerning settlements through the receipt of shares from the former principals of an acquisition target, so that readers can understand your accounting treatment and classification in a more transparent manner. It may also be material to know that the selling of those shares on the open market may have had a significant adverse impact on your trading price due to the low average daily trading volume of your stock.

<u>Notification of Late Filing, February 8, 2007</u>

2. We have read your response to comment 6 in our letter dated March 8, 2007. You indicate that your chief executive officer and chief financial officer are currently evaluating the operating effectiveness of your disclosure controls and procedures for the fiscal third quarter ended December 31, 2006.

We note that you anticipate such filing to be in May of 2007, and you have experienced numerous difficulties. We urge you to carefully consider the definition of effectiveness of disclosure controls and procedures in your assessment and the whether this represents a material weakness. We may have further comments when the December 31, 2006 Form 10-Q is filed.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant